SETTLEMENT AGREEMENT AND MUTUAL RELEASE

WHEREAS, Transition Holdings Ltd ("Transition") entered into a license agreement with Advanced Cell Technology, Inc. ("Advanced Cell") on or about December 18, 2008 (the "License Agreement"), pursuant to which Transition paid Advanced Cell the sum of $2,500,000; and

WHEREAS, Transition advanced the additional sum of $1,000,000 to Advanced Cell which Transition claims was a loan and which Advanced Cell previously claimed was part of the License Agreement; and

WHEREAS, the parties are now desirous of resolving their differences;

IT IS HEREBY AGREED, by and between the parties hereto, for good and valuable consideration, as of the 9th day of February 2011, as follows:

1.   Upon execution of this Settlement Agreement:

A.   Advanced Cell shall deliver to Transition an aggregate of 7,413,000 shares of Advanced Cell common stock (the "Shares"), issuable in consideration of all monies previously delivered to Advanced Cell by Transition in the aggregate amount of $3,500,000. Advanced Cell will use its best efforts to have the Shares issued within one business say after the execution of this by both parties. Based on the receipt of standard Rule 144 representations to be provided by Transition to the Company, such Shares should be eligible for immediate resale pursuant to Rule 144 under the Securities Act of 1933.

B.   All other agreements between the parties hereto, including the License Agreement and any agreements between Advanced Cell and any entity controlled by Transition or their principals, are hereby deemed cancelled, null and void, and of no force or effect.

2.   Transition represents and warrants that (i) neither they, nor any of their affiliates hold any other instruments entitling them to the delivery of shares or money from Advanced

Cell; and (ii) they have not assigned any agreement or instruments of any nature issued to them by Advanced Cell.

3. Advanced Cell represents and warrants that (i) this Agreement is a binding corporate obligation duly approved by their Boards of Directors, or appropriate corporate officers.

4. **Publicity, Confidentiality.** No party hereto, nor any of his or its respective Affiliates (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) or representatives, shall issue any other press release or other publicly available document or make any public statement, grant any interviews with the press or any other persons, or otherwise make any public statements concerning the Action or the Agreement. Notwithstanding any provisions of this Agreement to the contrary, no provision of this agreement shall prohibit any party from (a) filing any documents or making any disclosures required by the Securities and Exchange Commission (the "SEC"), applicable state securities agencies or upon advice of counsel rendered to Advanced Cell in good faith or making any other public disclosure required by the federal or state securities law, *provided that* the content of any document so filed does not violate any of the other terms and conditions of this Agreement unless such content constitutes disclosure required by any securities laws or rules or regulations promulgated from time to time by the SEC or applicable state securities agencies, (b) filing any documents or disclosing any information required to be filed or disclosed pursuant to the Internal Revenue Code of 1986, as amended, the rules and regulations thereunder, any applicable state or local tax code, or the rules and regulations under such state or local code, (c) responding to any legal subpoena or other judicially enforceable written request from any court or governmental agency of competent jurisdiction and testifying truthfully pursuant to such subpoena or other request, (d) enforcing

any rights of such party under this Agreement, (e) communication with counsel, accountants, consultants and advisors who have a reasonable need to know the contents of this agreement, or (f) communication with actual or prospective investors about the settlement in a non-disparaging manner.

In the event that a party is requested or required by law, rule, regulation, legal, judicial or regulatory proceeding, governmental or similar authority or by the rules of any recognized stock exchange or self-regulatory agency to disclose any information prohibited from being disclosed hereunder, such party agrees that it shall promptly notify the other party in writing of the existence, terms and circumstances of any such request or requirement (unless such notice is prohibited by law, rule, regulation or the body, if any, making the request) so that the non-disclosing party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement.

5. **Advanced Cell's Release**. Advanced Cell hereby irrevocably, fully, and finally, without further word, deed, action, execution, or further documentation, releases and discharges Transition, their past and present officers, directors, employees, managers, and representatives ("Transition Releasees"), from any and all actions, causes of action, suits, debts, accounts, covenants, contracts, agreements, promises, damages, judgments, claims, and demands whatsoever, in law or equity, known or unknown which it, its successors and assigns now have or hereinafter may have against Transition Releasees, from the beginning of time up to and including the date of this Agreement, PROVIDED, HOWEVER, that nothing in this release shall limit or affect Advanced Cell's rights to enforce this Agreement.

6. **Transition's Release**. Transition hereby irrevocably, fully, and finally, without further word, deed, action, execution, or further documentation, release and discharge Advanced

Cell and its past and present officers, directors, employees, managers, heirs, and representatives ("Advanced Cell's Releasees"), from any and all actions, causes of action, suits, debts, accounts, covenants, contracts, agreements, promises, damages, judgments, claims, and demands whatsoever, in law or equity, known or unknown which they, their successors and assigns now have or hereinafter may have against the Advanced Cell's Releasees, from the beginning of time up to and including the date of this Agreement, PROVIDED, HOWEVER, that nothing in this release shall limit or affect Transition's rights to enforce this Agreement or their rights to the Shares.

7.   <u>Waiver of Rights Under California Civil Code § 1542</u>. Each of the Parties hereby expressly acknowledges that he or it is familiar with the provisions of Section 1542 of the California Civil code, which provides as follows:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if know by him or her must have materially affected his or her settlement with the debtor.

BEING AWARE OF THIS STATUTE, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY EXPRESSLY AND KNOWINGLY WAIVES AND RELINQUISHES ANY RIGHTS HE OR IT MAY HAVE UNDER THIS STATUTE, AS WELL AS UNDER ANY OTHER STATUTE OR PRINCIPAL OF LAW OR EQUITY OF THE SAME OR SIMILAR EFFECT IN FORCE ANYWHERE IN THE WORLD, WITH REGARD TO THE RELEASES SET FORTH IN THIS AGREEMENT, AND HEREBY AGREES THAT NO SUCH STATUTE OR PRINCIPLE OF LAW OR EQUITY IN FORCE ANYWHERE IN THE WORLD, INCLUDING SECTION 1542 OF THE CALIFORNIA CIVIL CODE, SHALL AFFECT THE VALIDITY OR SCOPE OR ANY OTHER ASPECT OF THE RELEASES SET FORTH IN THIS AGREEMENT.

8.   **Attorney Advice.** Each of the Parties warrant and represent that in executing this Agreement, such Party has relied on legal advice from the attorney of its choice, that the terms of this Settlement Agreement and Mutual Release and its consequences have been completely read and explained to such Party by that attorney, and that such Party fully understands the terms of this Agreement.

9.   **No Representations.** Each of the Parties acknowledge and represent that, in executing this Agreement, such Party has not relied on any inducements, promises, or representations made by any Party or any party representing or serving such Party, unless expressly set forth in a written agreement.

10.   **Disputed Claim.** This Agreement pertains to a disputed claim and does not constitute an admission of liability or wrongdoing by any Party for any purpose.

11.   **Assignment.** The Parties represent and warrant that it/they are the sole and lawful owner of all right, title and interest in and to every claim and other matter which each purports to release herein, and that it has not heretofore assigned or transferred, or purported to assign or transfer, to any person, firm, association, corporation or other entity, any right, title or interest in any such claim or other matter. In the event that such representation is false, and any such claim or matter is asserted against any party hereto (and/or the successor of such party) by any party or entity who is the assignee or transferee of such claim or matter, the Party shall fully indemnify, defend and hold harmless the party against who such claim or matter is asserted (and its successors) from and against such claim or matter and from all actual costs, demands, fees, expenses, liabilities, and damages which that party (and/or its successors) incurs as a result of the assertion of such claim or matter. It is the intention of the Parties that this indemnity does not require payment as a condition precedent to recovery by a party under this indemnity.

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12. **Authority to Bind Parties.** Each party executing this Agreement represents and warrants to the other parties that the individual executing this Agreement on behalf of each party has the power and authority to execute this Agreement and to bind the party to the terms and conditions of this Agreement by executing this Agreement.

13. **Survival of Warranties.** The representations and warranties contained in this Agreement are deemed to and do survive the execution hereof.

14. **Modifications.** This Agreement may not be amended, canceled, revoked or otherwise modified except by written agreement subscribed by all of the parties to be charged with such modification.

15. **Agreement Binding on Successors.** This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective partners, employees, agents, servants, heirs, administrators, executors, successors, representatives and assigns. The parties agree to execute all documents necessary to effectuate this transaction.

16. **Attorney's Fees.** All parties hereto agree to pay their own costs and attorneys' fees except as follows:

    A. In the event of any action, suit or other proceeding instituted to remedy, prevent or obtain relief from a breach of this Agreement, arising out of a breach of this Agreement, or pertaining to a declaration of rights under this Agreement, the prevailing party shall recover all of such party's attorneys' fees and costs incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom. It being agreed and understood that no right is granted hereby to recover any fees or costs for any legal actions taken prior to the date of this Agreement.

B.   As used herein, attorneys' fees shall be deemed to mean the full and actual costs of any legal services actually performed in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

17.   <u>Notices</u>. All notices shall be sent by overnight courier and by e-mail to the addresses designated below and shall be deemed received on the date of transmission.

If to Transition:	Mr. Dale Peters Transition Holdings Ltd. P. O. Box 267 Hibernian House Leeward Highway Providenciales Turks & Caicos Islands (649) 946-4514 E-mail:
with a copy to:	Mr. Hugh G. O'Neill P. O. Box 267 Hibernian House Leeward Highway Providenciales Turks & Caicos Islands (649) 946-4514 hgoneillco@tciway.tc
If to Advanced Cell:	Mr. Gary Rabin Interim CEO Advanced Cell Technology, Inc. 1510 11th Street Santa Monica, CA 290401 (310) 756-1212 grabin@advancedcell.com
with a copy to:	Thomas A. Rose Sichenzia Ross Friedman Ference LLP 61 Broadway New York, NY 10006 (212) 930-9700 trose@srff.com

18.   <u>Governing Law; Forum</u>. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of laws principles. All parties consent to the

exclusive jurisdiction of the federal or state courts located in New York County, New York in connection with any dispute relating to this Agreement and agree that any lawsuits or actions relating to such disputes shall be commenced and maintained exclusively in the state or federal courts located in New York County, New York; all parties further agree to accept service of process by overnight courier in any such suit, to waive any defense based upon an inconvenient forum, and to waive any right to a trial by jury.

19. **Severability.** Should any provision of this Agreement be declared or be determined by any court of competent jurisdiction or tribunal to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be effected thereby and said illegal or invalid part, term or provision shall be severed and deemed not to be a part of this Agreement.

20. **Counterparts and Facsimile Execution.** This Agreement may be executed in one or more counterparts or by facsimile, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto, agreeing to be bound hereby, execute this Agreement upon the date first set forth above.

TRANSITION HOLDINGS LTD

By: _____
Name: HUGH O NEILL
Title: PRESIDENT

ADVANCED CELL TECHNOLOGY, INC.

By: _____
Name: Gary Rabin
Title: CEO

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